FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	GEMA and RIM to Jointly Help Multinational Customers with Mobile Device Management (MDM) Deployments and BYOD Challenges Leveraging BlackBerry Mobile Fusion	3

Document 1

September 20th, 2012

FOR IMMEDIATE RELEASE

GEMA and RIM to Jointly Help Multinational Customers with Mobile Device Management (MDM) Deployments and BYOD Challenges Leveraging BlackBerry Mobile Fusion

September 20, 2012
New York, NY and Waterloo, ON -- GEMA, the Global Enterprise Mobility Alliance, and Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced an agreement to jointly deliver global managed mobility solutions for multinational customers. Leveraging BlackBerry® Mobile Fusion,  RIM’s Mobile Device Management solution, and supported by the global managed mobility services from GEMA members, customers will have a globally consistent approach to service delivery and technical expertise, offering them the best possible experience from their mobile deployments comprising BlackBerry®, iOS®, and Android™ devices.

GEMA currently comprises of seven members that collectively span much of the globe: Berkley Technical Services Limited (UK and Ireland); Emitac Mobile Solutions, LLC (EMS) (Middle East, Africa, CIS, and Eastern Europe); GPXS Services BVBA (The Netherlands, Belgium, Spain and France); MSC Mobility Pty Ltd (Australia and New Zealand); Mobi All Technologia S.A. (known as Navita) (Latin America); SCHIFFL GmbH & Co. KG (Germany, Austria and Switzerland); and Vox Mobile Inc. (US and Canada). The seven GEMA organizations are also each Elite members of the BlackBerry® Alliance Program, and GEMA is currently in discussions with other members of the BlackBerry Alliance Program that are also interested in joining GEMA and the global initiative with RIM.

GEMA and RIM understand that multinational customers are faced with an increasingly complex multi-platform mobile environment, challenges with BYOD, and that global workforces require the information and applications needed to serve their customers effectively while maintaining the security of information on smartphones and tablets. GEMA and RIM are jointly bringing to market the products and services that can enable multinational customers to keep their mobile workforces reliably and securely connected, serviced 24x7, and able to meet a rapidly changing global business environment.

GEMA members will offer BlackBerry Mobile Fusion as a managed service to deliver a cost-efficient, secure, reliable, and scalable solution that provides:

•	mobile device management (MDM) and administration for BlackBerry, iOS, and Android smartphones and tablets
•	the ability to push mandatory applications and updates to BlackBerry users and alerts to iOS and Android users of required applications
•
BlackBerry® Balance™ technology, a feature of BlackBerry smartphones and BlackBerry® PlayBook™ tablets that enables a customer to use their device for both work and personal purposes by keeping business information and applications highly secure and separate from personal information

BlackBerry® Mobile Fusion will prepare organizations for a simple and straightforward upgrade to BlackBerry® Enterprise Service 10, which will launch with the first BlackBerry® 10 devices. BlackBerry® Enterprise Service 10 is designed to integrate an existing BlackBerry Enterprise Server deployment and manage BlackBerry® 7 OS and prior smartphones, BlackBerry 10 devices, BlackBerry PlayBook tablets, and iOS and Android smartphones and tablets, all from a single, unified web-based console.

Derek Peper, VP, Enterprise Strategic Partnerships and Alliances at RIM, said, “Mobility in multinational organizations continues to expand with both company-provisioned and BYOD devices, creating new challenges for them. RIM has successfully worked closely with the GEMA members for many years to provide our mutual customers with first-class BlackBerry services and support. We are delighted to extend these relationships globally and partner with GEMA to provide multinational customers with world class managed mobility solutions.”

Kris Snyder, CEO of Vox Mobile and Chair of the GEMA Steering Group, said, “Each of the GEMA members has built their business on the market and technologies created by RIM. We are each very proud to be able to work closely with RIM and support our customers in the next phase in the evolution of enterprise mobility. The BlackBerry solution offers a consistently high level of security, reliability, and manageability for customers around the globe, which is uniquely matched by the consistently high level of global service GEMA provides our customers.”

About GEMA
The Global Enterprise Mobility Alliance, GEMA, is the leading provider of Global Managed Mobility Services. Multi-national organizations today are looking for transparent and seamless services for the deployment, support, and management of their mobile workforce. GEMA’s core offerings of Assist, Deploy Command, and Advise enable organizations to scale globally while receiving local in-country support where they operate around the world.

GEMA’s founding members are leading Managed Mobility Services providers in their own markets and include the following: Berkley Technical Services Limited (UK and Ireland); Emitac Mobile Solutions, LLC (EMS) (Middle East, Africa, CIS, and Eastern Europe); GPXS Services BVBA (The Netherlands, Belgium, Spain and France); MSC Mobility Pty Ltd (Australia and New Zealand); Mobi All Technologia S.A. (known as Navita) (Latin America); SCHIFFL GmbH & Co. KG (Germany, Austria and Switzerland); and Vox Mobile Inc. (US and Canada). Additional GEMA members in Europe, Asia, and Latin America will increase the scope and diversity of the Alliance in the coming months.

GEMA members provide mobile device management solutions (MDM) from the leading providers including the recently launched BlackBerry Mobile Fusion. GEMA’s Advice, Assist, Deploy, and Command products support all major smartphone and tablet platforms around the world in dozens of languages. To find out more and to engage GEMA visit www.thegema.com.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Contacts:
Gene Nakonechny                                                                Jim Haviland
Research In Motion                                                             VoxMobile for Global Enterprise Mobility Alliance
+1-519-597-5018                                                                 +1-216-849-9963
gnakonechny@rim.com                                                       Jim.Haviland@voxmobile.com

Investor Contact:
RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	September 20, 2012	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO